9/13

06016824

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fancamp Exploration Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 18 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3929 FISCAL YEAR 4-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 9/14/06

File No. 82-3929

AR/S
4-30-06

FANCAMP EXPLORATION LTD.

FINANCIAL STATEMENTS

APRIL 30, 2006 and 2005

AUDITORS' REPORT

To the Shareholders of
Fancamp Exploration Ltd.

We have audited the balance sheets of Fancamp Exploration Ltd. as at April 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
August 23, 2006

"Vellmer & Chang"
Chartered Accountants

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

As at	April 30, 2006	2005
		(restated)
	$	$
ASSETS		
CURRENT		
Cash and cash equivalents	35,180	216,018
Sales taxes refundable	5,082	9,409
Prepaid expenses and deposits	2,625	2,175
Accrued Quebec mining duties refundable	1,574	16,229
Accrued Quebec exploration tax credits refundable	131,119	-
	175,580	243,831
MINERAL PROPERTIES INTERESTS (Note 4)	695,452	907,278
INVESTMENT IN SHARES (Note 5)	36,345	2,345
	907,377	**1,153,454**
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 7(d,e))	34,888	36,475
DEFERRED QUEBEC MINING DUTIES	126,467	141,122
	161,355	177,597
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6(a))	6,750,473	6,825,073
CONTRIBUTED SURPLUS (Note 6(b))	197,932	112,980
DEFICIT	(6,202,383)	(5,962,196)
	746,022	975,857
	907,377	**1,153,454**

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS
NOTE 9 – CONTINGENCIES
NOTE 10 – SUBSEQUENT EVENTS

Approved by the Directors:

"Debra Chapman" **Director** *"Peter Smith"* **Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Years Ended April 30, 2006	2005
	$	$
NET MINERAL PROPERTY OPTION REVENUE	54,360	-
OPERATING EXPENSES		
Audit and accounting	17,200	12,200
Field administration, management and consulting	31,500	31,375
General exploration expenditures	1,169	-
Interest expense	36	164
Legal fees	5,919	3,248
Mineral properties interests written off	3,605	3
Mineral properties interests written down	141,325	-
Office rent, supplies and services	29,423	29,476
Share transfer, listing and filing fees	16,718	18,703
Stock-based compensation	84,952	58,619
Telephone	4,283	4,881
Travel and accommodations	11,017	2,001
	(347,147)	(160,670)
OTHER (EXPENSES) RECOVERIES		
Long term investment written off	-	(142)
Long term investment written down	(38,000)	-
Reduction (increase) in Botswana exploration commitment (Note 9)	-	610,170
	(38,000)	610,028
Profit (LOSS) BEFORE INCOME TAXES	(330,787)	449,358
Future income tax benefit on renouncement of Canadian exploration expenditures	90,600	-
INCOME (LOSS) FOR THE YEAR	(240,187)	449,358
DEFICIT, beginning of year	(5,962,196)	(6,411,554)
DEFICIT, end of year	**(6,202,383)**	**(5,962,196)**
NET INCOME (LOSS) PER SHARE		
BASIC	**(0.01)**	**0.02**
DILUTED	**(0.01)**	**0.02**
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		
BASIC	**23,719,830**	**19,404,348**
DILUTED	**23,719,830**	**19,486,453**

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

CASH PROVIDED BY (USED IN):	Years Ended April 30, 2006	2005 (restated)
	$	$
OPERATING ACTIVITIES		
Income (loss) for the year	(240,187)	449,358
Items not requiring cash in the year:		
Net mineral property option revenue	(54,800)	-
Mineral properties interests written down / off	145,140	3
Stock-based compensation	84,952	58,619
Long term investment written down / off	38,000	142
Reduction in Botswana exploration commitment	-	(610,170)
Incorporation costs	-	1,100
Future income tax benefit on renouncement of Canadian exploration expenditures	(90,600)	-
	(117,497)	(100,948)
Changes in non-cash working capital items (Note 12)	(114,174)	26,272
	(231,671)	(74,676)
FINANCING ACTIVITIES		
Deferred Quebec mining duties	(14,655)	(45,666)
Quebec exploration tax credit	178,995	-
Shares issued for cash	-	500,950
Share subscriptions	-	(45,000)
	164,340	410,284
INVESTING ACTIVITIES		
Mineral property acquisition	(52,706)	(10,320)
Mineral exploration expenditures	(60,801)	(151,708)
	(113,507)	(162,028)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(180,838)	173,580
CASH AND CASH EQUIVALENTS, beginning of year	216,018	42,438
CASH AND CASH EQUIVALENTS, end of year	**35,180**	**216,018**
SUPPLEMENTARY DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES		
Shares issued on mineral property acquisition option	16,000	-
Shares received on option to sell mineral property interest	72,000	-
SUPPLEMENTARY DISCLOSURE OF STATEMENTS OF CASH FLOWS INFORMATION		
Interest expense	36	164
Taxes (Note 8)	-	-

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $6,202,383 at April 30, 2006 (2005 - $5,962,196) and has not yet generated any revenue. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going concern.

NOTE 2 – RESTATEMENT OF FINANCIAL STATEMENTS

The accounts as at April 30, 2005 have been restated retroactively to recognize an error in the accrual of Quebec mining duties refundable in the amount of $50,733. Accordingly, the balance sheet as at April 30, 2005 was restated to reflect a decrease of $50,733 in Quebec mining duties refundable and a decrease of the same amount in deferred Quebec mining duties.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at April 30, 2006 and 2005 the Company does not have any cash equivalents; as at April 30, 2006 the Company does not have cash which is over the federally insured limit (2005 - $116,010).

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capital costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties interests include only the Company's joint venture share of the costs.

Investments

Portfolio investments in the shares of other companies are accounted for at cost. Investments are written down to their fair value when there is a decline in value that is considered other than temporary.

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

During fiscal 2006 the Company charged $178,785 of Quebec exploration tax credits against its mineral properties interests (2005 - $nil).

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

The foreign currency accounts are translated into Canadian dollars by the temporal method as follows:

(i) Monetary assets and liabilities are translated at the rate of exchange in effect at the balance sheet date;

(ii) Non-monetary items, except those items which are carried at market value, are translated at historical exchange rates; and

(iii) Revenue and expense items are translated at the rate of exchange in effect at the time they occur.

Gains or losses arising on foreign currency translation are included in operations in the year in which they are incurred.

Financial instruments

The Company's financial instruments include cash and cash equivalents, sales taxes refundable, accrued mining duties and exploration tax credits refundable, and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short term nature.

The Company is not exposed to significant interest, credit or currency risk arising from these financial instruments.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at April 30, 2006 (2005 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NOTE 4 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

The Company has a 100% ownership interest in 70 claims in the Province of New Brunswick (2005 – 37 claims). Certain of the properties are subject to the following royalties or option agreements:

Upsalquitch Forks claims

The Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000. The claims were written down to a nominal value in 2002.

St. George's claims

23 of the St. George's claims (2005: 22 claims) are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter returns by the payment of $250,000.

(b) 100% owned claims in the Province of Quebec

The Company has a 100% ownership interest in 482 claims in the Province of Quebec (2005 - 1,052 claims). Certain of the properties are subject to the following royalties or option agreements:

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic 3 claims

The Manic-3 claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000. The claims were written down to a nominal value in 2004.

Beauce claims

The Beauce claims are subject to a royalty interest of 1.5% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(c) 100% owned claims in the Province of Ontario

The Company has a 100% ownership interest in 4 claims in the Province of Ontario (2005 – 6 claims). Certain of the properties are subject to the following royalties or option agreements:

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1.5% net smelter returns by the payment of $1,500,000.

In fiscal 2006, the Company granted an option to Probe Mines Ltd. pursuant to which Probe Mines Ltd. may earn the option to acquire 100% ownership in the McFaulds claims by

(i) spending $30,000 on exploration before March 31, 2006;
(ii) spending a further $70,000 on exploration before January 20, 2008;
(iii) issuing 100,000 of Probe Mine Ltd.'s common shares within 5 days upon approval of the option agreement by regulatory authorities (issued) (see Note 5);
(iv) issuing 100,000 common shares on or before January 20, 2007.

Fancamp retains a 1% net smelter returns royalty, of which 0.5% net smelter returns may be retired by the payment of $500,000.

(d) Mineral properties interests held jointly with others

St. George's claims

The Company owns a 50% joint venture interest in 16 claims near St. Andrews, New Brunswick (2005: 16 claims). The claims are subject to an underlying royalty interest of 1% of net smelter returns, of which ½% net smelter returns may be retired by the payment of $250,000.

The Company's joint venture partner is Golden Hope Mines Ltd., a public company with a common director.

The joint venture agreement requires each of the participants to fund their proportionate share of further expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor will forfeit all interest in the claims.

Mt. Reed / Mt. Wright claims

The Company owns a 50% interest in 533 claims in the Mt. Reed / Mt. Wright region, Quebec (2005 – 187 claims). The claims are held jointly with Sheridan Platinum Group Ltd. ("Sheridan"), a company who is a significant shareholder of the Company as at April 30, 2006.

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(d) Mineral properties interests held jointly with others (continued)

Longue Pointe de Mingan claims

On December 5, 2002, the Company signed an option agreement with Sheridan under which it may acquire a 50% interest in 570 claims in Quebec by spending $500,000 within two years of the agreement.

Upon Fancamp's earning its 50% interest, Fancamp and Sheridan will become joint venture partners and fund their proportionate share of further exploration expenditures, failing of which will dilute their interest. On dilution to 10%, the non-contributor's interest will revert to a 1% net smelter returns royalty interest.

During the fiscal year 2005, the Company had fulfilled its earn-in requirements on the above noted option agreement and holds a 50% interest in above noted property.

St. Urbaine claims

During fiscal 2006, the Company acquired a 50% interest in 15 claims in Quebec. The claims are held jointly with Sheridan.

Johan Beetz claims

The Company holds a 50% interest in 1,763 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2006, the Johan Beetz claims became subject to an option agreement with UFM Ventures Ltd. ("UFM"), whereby UFM has the option to earn a 100% interest in the claims by:

(i) paying $50,000 upon signing of the agreement;
(ii) paying $350,000 plus issuing 350,000 common shares of UFM upon obtaining regulatory approval;
(iii) paying $200,000 each on June 30, 2006, November 30, 2006, and March 31, 2007;
(iv) paying $1,000,000 or, at the option of Sheridan and the Company, issuing 1,000,000 common shares on November 30, 2007.

The payments to be made on June 30, 2006 and March 31, 2007 may be reduced by 25% for any property dropped from the option before the due date of the payments. All of the payments after June 30, 2006 are optional.

The Company and Sheridan, with a 50% joint interest each, are entitled to a 3% net smelter returns royalty for the first 2 years after commercial production and thereafter 5% net smelter returns. UFM has the right to acquire 50% of the NSR royalty by paying $3,000,000 within thirty days from commercial production. UFM is required to make advance royalty payments of $25,000 quarterly commencing January 1, 2008, such payments being deductible against future net smelter returns royalties.

As at April 30, 2006, the Company has not yet received nor accrued for the receipt of payments pursuant to the option agreement.

NOTE 4 - MINERAL PROPERTIES INTERESTS (Continued)

(e) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec (2004: 17 claims). The cost of those mineral claims is carried at a nominal value.

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 29 claims (2004: 47 claims) in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000 at the beginning of production.

(f) Options on mineral properties interests

Beauce claims

In fiscal 2006 the Company signed an option agreement pursuant to which it may acquire a 100% interest in 32 mineral claims by :

(i) paying $5,000 (paid) and issuing 100,000 of the Company's common shares (issued) upon signing of the agreement ;
(ii) incurring $30,000 exploration expenditures and issuing 100,000 common shares on or before December 12, 2006 ;
(iii) incurring $50,000 exploration expenditures and issuing 100,000 common shares on or before December 12, 2007 ;
(iv) incurring $75,000 exploration expenditures and issuing 100,000 common shares on or before December 12, 2008.

The claims are subject to a royalty interest of 1.5% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

NOTE 5 - INVESTMENT IN SHARES

	2006	2005
	$	$
Probe Mines Ltd., at written down cost	34,000	-
Diadem Resources Ltd., at cost	2,345	2,345
	36,345	2,487

NOTE 5 - INVESTMENT IN SHARES (Continued)

Probe Mines Ltd.

During 2006, the Company received 100,000 common shares of Probe Mines Ltd. pursuant to an option agreement to sell its 100% interest in the McFaulds Fancamp property in Ontario, consisting of 4 mineral claims. The shares were written down to $34,000 in fiscal 2006, with a charge to operations in the amount of $38,000. The quoted market price of the shares was $0.34 as at April 30, 2006.

Diadem Exploration Inc.

The Company received an ownership interest in 23,790 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec. The Company has a 100% ownership interest in 2,990 of the first preferred shares and a 50% joint ownership interest in the remaining 20,800 shares.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. are exchangeable into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd. and of Fancamp and its joint venture partners after December 31, 2004 through to December 31, 2006 at an exchange price of $1.888. As at April 30, 2006, the above noted preferred shares have not been exchanged for the common shares of Diadem Resources Ltd.. The quoted market price of the shares of Diadem Resources Ltd. was $0.40 as at April 30, 2006.

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2006		2005	
	Number	**Amount**	**Number**	**Amount**
		$		$
Balance, beginning of year	23,692,981	6,825,073	18,883,481	6,324,123
Issued in the year for cash:				
Exercise of management incentive options	-	-	9,500	950
Exercise of flow-through share purchase warrants	-	-	800,000	100,000
Private placement of flow-through units	-	-	4,000,000	400,000
Issued pursuant to mineral property interest option agreement (Note 4 f))	100,000	16,000	-	-
Future income tax liability on renouncement of Canadian exploration expenditures (Note 7)	-	(90,600)	-	-
Balance, end of year	**23,792,981**	**6,750,473**	**23,692,981**	**6,825,073**

NOTE 6 - SHARE CAPITAL (Continued)

(b) Contributed surplus

	2006	2005
	$	$
Balance, beginning of year	112,980	54,361
Stock-based compensation on stock options granted during the year	84,952	58,619
Balance, end of year	197,932	112,980

(c) Share purchase warrants

The changes in share purchase warrants were as follows:

	2006		2005	
	Underlying shares	**Weighted average exercise price per share**	**Underlying shares**	**Weighted average exercise price per share**
		$		$
Balance, beginning of year	4,000,000	0.150	1,240,000	0.125
Granted	-	-	4,000,000	0.150
Exercised	-	-	(800,000)	0.125
Expired / cancelled	-	-	(440,000)	0.125
Balance, end of year	4,000,000	0.150	4,000,000	0.150

The summary of share purchase warrants outstanding is as follows:

Exercise price per share	**Expiry date**	**Number of warrants outstanding 2006**	**2005**	**Share entitlement per warrant**
0.150	July 26, 2006	4,000,000	4,000,000	1 flow-through share
		4,000,000	4,000,000	

NOTE 6 - SHARE CAPITAL (Continued)

(d) Management incentive options

The Company's stock option plan provides for the granting of stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In fiscal year 2005, pursuant the Company's stock option plan, the Company granted 793,000 stock options to the directors of the Company with exercise price of $0.10 per share. These stock options were vested immediately and expire over 5 years from the date of grant.

In fiscal 2006, the Company granted 635,000 and 111,000 stock options with an exercise price of $0.15 and $0.11 per share respectively to consultants of the Company. The stock options vest over a period of 12 months and expire 5 years from the date of grant. A summary of the options granted under the Company's plan as at April 30, 2006 and 2005 and the changes during the year then ended is as follows:

	2006		2005	
	Underlying shares	Weighted average exercise price per share	Underlying shares	Weighted average exercise price per share
		$		$
Balance, beginning of year	1,622,000	0.12	1,095,000	0.14
Granted	746,000	0.14	793,000	0.10
Exercised	-	-	(9,500)	0.10
Expired / cancelled	-	-	(256,500)	0.11
Balance, end of year	**2,368,000**	**0.13**	**1,622,000**	**0.12**

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2006	2005
0.10	June 29, 2009	793,000	793,000
0.14	May 25, 2008	829,000	829,000
0.15	July 4, 2010	635,000	-
0.11	July 19, 2010	111,000	-
		2,368,000	1,622,000

NOTE 6 - SHARE CAPITAL (Continued)

(d) Management incentive options (continued)

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions: risk free interest rate at a range of 3.4 - 3.5% (2005: 3.0%), dividend yield of 0% (2005: 0%), volatility factor of 108.45% (2005: 66.37%), and a life of 5 years (2005: 5 years). The amount of $84,952 (2005: $58,619) relating to stock-based compensation on options that vested in fiscal 2006 was charged to operations and offset to contributed to surplus. A remaining amount of $1,806 (2005 - $nil) relating to stock-based compensation on stock options that will vest in 2007 will be charged to operations in 2007.

The weighted average fair value of the exercise price of stock option granted in fiscal 2006 was $0.11 (2005 - $0.07).

The Black-Scholes valuation model was developed for use in estimating the fair value of traded options which are fully transferable and freely traded. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

(f) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at April 30, 2006, the Company has a commitment to incur a further $578,755 (2005: $396,100) of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by March 23, 2007 pursuant to the terms of exercise of flow-through share purchase warrants.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2006	2005
	$	$
(a) Professional geological fees paid, or recorded as payable, to a Director	68,549	70,792
(b) Administration fees paid, or recorded as payable, to a Director	15,000	15,000
(c) Rental fees paid, or recorded as payable, to a Director	8,568	7,787
(d) Accounts payable to Directors at April 30	3,013	4,302
(e) Accounts payable to a major shareholder at April 30	7,038	7,038

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years. The components of the net future tax asset, the statutory tax rate, the effective rate and the elected amount of the valuation allowance are as follows:

	2006	2005
Canadian statutory rate	34.5%	36%
	$	$
Income tax (expense) recovery at the Canadian statutory rate	(82,860)	182,900
Temporary and permanent timing differences:		
Stock-based compensation	29,300	21,103
Mineral properties interests written down/off	50,100	1
Long term investment written down	13,110	-
Benefit of the tax losses (recoveries) not recognized in the year	80,950	(204,004)
Income tax recovery (expense) recognized in the year	90,600	-

The approximate tax effects of each type of temporary difference that gives rise to future tax assets are as follows:

	2006	2005
	$	$
Operating loss carry forwards, expiring 2007 – 2013	347,100	177,300
Undeducted mineral properties acquisition and exploration expenditures and capital cost allowance	1,306,310	1,425,700
Future tax assets	1,653,410	1,603,000
Less: valuation allowance	(1,653,410)	(1,603,000)
Net future tax assets	-	-

In fiscal 2006, the Company recognized in operations the benefit of a previously unrecorded future income tax asset on the renouncement of Canadian exploration expenditures to flow-through share investors in the amount of $90,600 (2005: $ nil).

NOTE 9 – CONTINGENCIES

As at April 30, 2006, the Company has a dispute with one of its exploration service suppliers for a total invoiced amount of $50,000. Management's position is that the supplier has not provided the agreed-upon services. The outcome of the dispute is at present indeterminable and the Company accordingly has not accrued the corresponding liability of $50,000 in its accounts. The Company is contesting the claimed amounts vigorously.

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses. Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of $610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to April 30, 2006 the Company granted incentive stock options for the purchase of 100,000 common shares at a price of $0.11 per share, exercisable on or before August 21, 2011.

Further, subsequent to April 30, 2006, the Company issued 1,000,000 common shares pursuant to the exercise of flow-through share warrants at a price of $0.15 per share.

NOTE 11 – CASH PROVIDED BY (USED IN) CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	2006	2005
		(restated)
	$	$
Sales taxes refundable	4,327	(2,601)
Prepaid expenses and deposits	(450)	(103)
Accrued Quebec mining duties refundable	14,655	45,666
Accrued Quebec exploration tax credit refundable	(131,119)	-
Accounts payable and accrued liabilities	(1,587)	(16,690)
	(114,174)	26,272

NOTE 12 – COMPARATIVE FIGURES

Certain of the amounts for the 2005 fiscal year have been reclassified to confirm to the presentation adopted for the current fiscal year.

Fancamp Exploration Ltd.

Schedule I - Summary of Deferred Costs On Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2006:

	As at April 30, 2005			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2006				As at April 30, 2006		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures, Net of (Exploration Tax Credits)	(Write-Downs) (Write-Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	(1)	-	-	-
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	120	-	1	120	121
St. George's claims, New Brunswick	1,662	121,127	122,381	3,657	-	2,792	-	5,319	123,919	129,238
McFaulds Fancamp, Ontario	7,200	10,001	17,201	-	(72,000)	440	54,360	1	-	1
Tilley Lake, Ontario	2,400	-	2,400	-	-	1,020	(3,420)	-	-	-
Bearn Township claims, Quebec	1	184	185	-	-	-	-	1	184	185
Dileo Lake claims, Quebec	1	-	1	-	-	432	-	1	432	433
Forestville, Quebec	184	-	184	-	-	-	(184)	-	-	-
Gamache claims, Quebec	1	138	139	-	-	-	-	1	138	139
Lac de la Blache, Quebec	1,334	-	1,334	-	-	5,447	-	1,334	5,447	6,781
Lemoine Township claims, Quebec	1	92	93	-	-	1,295	-	1	1,387	1,388
Manic 3 claims, Quebec	2,255	1,650	3,905	-	-	1,876	-	2,255	3,526	5,781
Manicuagan claims, Quebec	27,195	14,466	41,661	-	-	3,657	-	27,195	18,123	45,318
Matonipi, Quebec	1,242	-	1,242	-	-	-	-	1,242	-	1,242
Sept Iles - Lac Mechant claims, Quebec	81,188	59,798	140,986	-	-	550	(141,535)	1	-	1
Jointly held mineral properties interests:										
St. George's claims, New Brunswick	3,578	26,272	29,850	-	-	-	-	3,578	26,272	29,850
Mount Reed/Mount Wright claims, Quebec	138	2,200	2,338	19,576	-	5,553	-	19,714	7,753	27,467
Longue Pointe claims, Quebec	-	518,694	518,694	-	-	(134,318)	-	-	384,376	384,376
Rupert, Quebec	7,038	2,750	9,788	-	-	(962)	-	7,038	1,788	8,826
Johan Beetz, Quebec	-	14,484	14,484	1,377	(6,213)	5,811	-	(4,836)	20,295	15,459
St. Urbaine, Quebed	-	-	-	-	-	-	-	-	-	-
Mineral properties royalty interests:										
Beauce claims, Quebec	-	-	-	13,308	21,000	4,536		34,308	4,536	38,844
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
	135,422	771,856	907,278	37,918	(57,213)	(101,750)	(90,780)	97,156	598,296	695,452

The following is a summary of mineral properties interests costs deferred during the year ended April 30, 2005:

	As at April 30, 2004			Mineral Properties Interest Expenditures Incurred During The Year Ended April 30, 2005				As at April 30, 2005		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Incurred	Write-Downs Write-Offs Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% owned mineral properties interests:										
Brown's Mountain claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
Upsalquitch Forks claims, New Brunswick	1	-	1	-	-	-	-	1	-	1
St. George's claims, New Brunswick	1,662	121,127	122,789	-	-	-	-	1,662	121,127	122,789
McFaulds Fancamp, Ontario	7,200	8,651	15.851	-	-	1,350	-	7,200	10,001	17,201
Tilley Lake, Ontario	2.400	-	2.400	-	-	-	-	2,400	-	2,400
Bearn Township claims, Quebec	1	-	1	-	-	184	-	1	184	185
Dileo Lake claims, Quebec	1	-	1	-	-	-	-	1	-	1
Forestville, Quebec	184	-	184	-	-	-	-	184	-	184
Gamache claims, Quebec	1	-	1	-	-	138	-	1	138	139
Indicator Lake claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Lac de la Blache, Quebec	1,334	-	1,334	-	-	-	-	1,334	-	1,334
Lemoine Township claims, Quebec	1	-	1	-	-	92	-	1	92	93
Manic 3 claims, Quebec	1	-	1	2,254	-	1,650	-	2,255	1,650	3,905
Manicuagan claims, Quebec	27,195	4,368	31,563	-	-	10,098	-	27,195	14,466	41,661
Matonipi, Quebec	1,242	-	1,242	-	-	-	-	1,242	-	1,242
Sept Iles - Lac Mechant claims, Quebec	81,188	57,590	138,778	-	-	2,208	-	81,188	59,798	140,986
Jointly held mineral properties interests:										
St. George's claims, New Brunswick	2,688	19,278	21,966	890	-	6,994	-	3,578	26,272	29,850
Benoist claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Lac Colomb claims, Quebec	1	-	1	-	-	-	(1)	-	-	-
Mount Reed/Mount Wright claims, Quebec	-	-	-	14,519	(14,381)	2,200	-	138	2,200	2,338
Longue Pointe claims, Quebec	-	409,134	409,134	-	-	109,560	-	-	518,694	518,694
Rupert, Quebec	-	-	-	7,038	-	2,750	-	7,038	2,750	9,788
Johan Beetz, Quebec	-	-	-	-	-	14,484	-	-	14,484	14,484
Mineral properties royalty interests:										
Fancamp claims, Quebec	1	-	1	-	-	-	-	1	-	1
Mountain claims, Quebec	1	-	1	-	-	-	-	1	-	1
	125,105	620,148	745,253	24,701	(14,381)	151,708	(3)	135,422	771,856	907,278

FANCAMP EXPLORATION LTD.
SCHEDULE II – EXPLORATION EXPENDITURES ON MINERAL PROPERTIES INTERESTS
APRIL 30, 2006 AND 2005

Incurred in the Year Ended April 30, 2006:

	Exploration Tax Credit	Travel and Camp Costs	Engineering, Consulting, and Sundry	Total 2006
	$	$	$	$
Dileo Lake claims	-	-	432	432
Lemoine claims	(805)	-	2,100	1,295
Lac de la Blache claims	(2,876)	4,172	4,151	5,447
Mt. Reed/Mt. Wright claims	814	-	4,740	5,554
Sept Iles Mechant claims	-	-	550	550
Upsaquilch claims	-	-	120	120
Manic 3 claims	(1,165)	-	3,041	1,876
St. George's claims	-	-	2,792	2,792
Longue Pointe claims	(149,019)	-	14,702	(134,317)
Manicuagan claims	(9,543)	11,000	2,200	3,657
Tilley Lake claims	-	-	1,020	1,020
McFaulds Fancamp claims	-	-	440	440
Rupert claims	(962)	-	-	(962)
Johan Beetz claims	(12,709)	5,065	13,454	5,810
Beauce claims	(2,520)	-	7,056	4,536
	(178,785)	**20,237**	**56,798**	**101,750**

Incurred in the Year Ended April 30, 2005:

	Travel and Camp Costs	Drilling	Engineering, Consulting, and Sundry	Prospecting, Ground Surveys	Total 2006
	$	$	$	$	$
100 % owned interests					
St. George's claims	-	910	6,084	-	6,994
McFaulds Fancamp claims	-	-	550	800	1,350
Manicuagan claims	-	-	10,098	-	10,098
Bearn Township claims	-	-	184	-	184
Gamache claims	-	-	138	-	138
Lemoine Township claims	-	-	92	-	92
Manic 3 claims	-	-	1,650	-	1,650
Sept Iles - Lac Mechant claims	-	-	2,208	-	2,208
Rupert claims	-	-	2,750	-	2,750
Johan Beetz claims	-	4,584	9,900	-	14,484
Jointly held interests					
Mount Reed / Mount Wright claims	-	-	2,200	-	2,200
Longue Pointe claims	21,708	54,389	18,362	15,101	109,560
	21,708	**59,883**	**54,216**	**15,901**	**151,708**

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED APRIL 30, 2006

Prepared By Management
August 22, 2006

FNC LISTED ON TSX venture EXCHANGE TSX

FANCAMP EXPLORATION LTD.

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited financial statements of the company and notes thereto for the year ended April 30, 2006. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is August 22, 2006. Additional information on the Company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. The Company's main focus continues to be on the exploration and development of the Mingan Titanium Option in Longue Point, Quebec.

OVERALL PERFORMANCE

During the year, the Company also acquired an option to earn a 100% interest in a series of claims in the Beauce gold placer district of Quebec.

The Company, in partnership with the Sheridan Platinum Group, staked additional prospective ground in the Johan Beetz area of Quebec and added to the previously staked iron ore properties in the Mount Reed/ Mount Wright area. Subsequently, an option to earn a 100% interest in this property was granted to UFM Ventures Ltd.

The Company granted an option to earn a 100% interest in the 100% owned McFauld's Lake base metal property in northern Ontario to Probe Mines Limited.

A road has now been completed to the Company's jointly held Mingan titanium property and metallurgical test work is continuing on samples of massive hemoilmenite.

The Company had working capital of $140,692.00 as at April 30, 2006.

SELECTED FINANCIAL INFORMATION

	2006	2005	2004
Net Income (–Loss)	-240,187	449,358	21,010
Net Income (–Loss) Per Share	-.01	.02	.00
Net Income (-Loss) Per Share – Fully Diluted	-.01	.02	.00
Total Assets	907,377	1,153,454	862,053
Total Long Term Liabilities	161,355	177,597	186,788

The net loss of $240,187 in 2006 resulted from the write down of mineral properties, stock based compensation entries and operating costs of the Company. The net income of $449,358.00 in 2005 resulted from the write down of the remaining Botswana exploration commitment. Please refer to Note 9 – Contingencies, in the Audited Annual Financial Statements of the Company for the years ended 2005 and 2004 for further details. The actual operating costs of the Company during the three years remained relatively unchanged. The decrease in total asset value is the result of the write down of the Company's Sept-Iles Mechant property and a refund for certain exploration expenditures from the Government of Quebec.

RESULTS OF OPERATIONS

The Company incurred a net loss of $158,807 for the three months ended April 30, 2006, compared to a net profit of $522,593 for the previous year. The net profit for the 2005 period resulted from the write off of the Botswana Exploration Commitment. The actual operating costs for the period remained relatively consistent, $35,886 in 2006 versus $28,818 in 2005. Higher costs were incurred for the 2006 audit and additional costs were incurred for corporate travel.

Management fees remained unchanged quarter over quarter, with the exception of one additional $1,500 payment for geological services. The Company pays a geological fee of $2,500 per month to Peter H. Smith, President for the ongoing management and operation of the company's exploration programs as well as evaluation of potential property acquisitions. An additional fee of $1,250 is paid to Debra Chapman, Secretary and Director for the ongoing management and administration of the Company's business affairs.

MINERAL PROPERTIES

Mingan Titanium Option, Longue Pointe, Quebec Joint Venture

The Company has earned its 50% interest in Mingan and bench scale test work on the massive hemoilmenite is ongoing, with the intent of developing high titanium and iron oxide end products.

Drilling and gravity surveys on the Mingan Showing have outlined potentially exploitable resources of massive hemoilmenite.

St. Urbain Iron Titanium Deposits

These historic deposits located near the village of St. Urbain, near Baie St. Paul on Quebec's North Shore, were noted as far back as the 17th century but serious efforts at production did not begin until the 1930's and continued sporadically through the 1950's. In 1959 a (non 43-101 compliant) global resource at 22 million tons was estimated for 4 deposits, from which a total of ½ million tons had been extracted over the preceding thirty years. Overall grades are on the order of 35% Fe and 36% TiO_2.

The property was recently acquired by staking in partnership with the Sheridan Platinum Group.

Mount Reed/Mount Wright Iron Prospects, Quebec Joint Venture

The Company has added, by staking, to its jointly held iron ore properties located in the Mount Wright/Mount Reed area of Quebec, at the south end of the Labrador Trough.

Currently, the Company has, with its 50% partner, the Sheridan Platinum Group Ltd., some twenty separate properties, covering a total of about 28,000 hectares. These properties are in various stages of exploration development, many drilled in the 50's and 60's by such operators as Canadian Javelin, Midway, Quebec Cartier Mining and others, while some are only at the geological mapping stage. The iron formations are concentrating ores, in the 28-35% Fe range, and reported tonnages (non 43-101 compliant) are in the 25M to 350M ton range. Potential resources are much larger; fully thirteen of the properties have had no grade or tonnage estimates applied to them.

These properties, most in close proximity to road and rail transport, represent considerable potential for groups interested in long term iron ore supplies.

Johan Beetz Uranium Prospects, Quebec Joint Venture

Pursuant to an underlying agreement, the Company is a 50% partner with the Sheridan Platinum Group Ltd. in a very large scale grassroots uranium project located at Johan Beetz on Quebec's North Shore. These properties, held in the name of the Sheridan Platinum Group Ltd., are now the subject of a formal agreement whereby UFM Ventures Ltd. has been given an option to purchase a 100% interest.

In order to exercise the option, UFM Ventures Ltd. has paid $50,000.00 and must pay an additional $350,000.00 and issue 350,000 shares on receipt of TSX Venture Exchange and shareholder approval, pay a further $200,000.00 by June 30, 2006, $200,000.00 by November 30, 2006, $200,000.00 by March 31, 2007, and either pay $1,000,000.00 or issue 1,000,000 shares (at the option of the vendors) by November 30, 2007. The payments to be made on November 30, 2006 and March 31, 2007 are optional and may be reduced by 25 percent for any property dropped from the option before the due date of said payments. A 3% net smelter royalty in the first two years after commencement of commercial production, increasing to 5% thereafter has been retained. UFM Ventures Ltd. has the right to purchase a portion of the NSR within the first thirty days after commencement of commercial production for payment of $3,000,000.00, thereby reducing the NSR to 1.5% for the entire term. UFM Ventures has agreed to make advance quarterly royalty payments of $25,000.00 commencing January 1, 2008.

The uranium targets are located in the Johan Beetz District, the scene of two major uranium staking rushes in the sixties and seventies. New uranium deposit models have emerged in the last thirty years and are associated with geology very similar to that seen at Johan Beetz, namely Olympic Dam in Australia, the world's largest producer, and Rossing in Namibia, the world's sixth largest producer. In the eighties and nineties, the Government of Quebec, recognizing these parallels, carried out a series of regional geochemical surveys which revealed numerous areas anomalously high in uranium. Approximately 91,000 hectares or 227,500 acres have been staked.

Option to Earn 100% Interest Beauce Property, Quebec

On December 20, 2005, the Company announced the acquisition of an option to acquire 100% interest in a series of claims covering most of the historic Beauce gold placer district of Quebec. This area, a small drainage basin located immediately east of the Chaudiere River, south of Quebec City, was the site of numerous placer gold finds in the nineteenth and twentieth centuries. These placers, unlike others in the region, are characterized by large numbers of sizable nuggets. A floating dredge operation (part of which lay on the optioned claims) in the early 1960's resulted in the recovery of nuggets up to the size of a small potato in deeply buried gravels. The largest reported nugget in the area was known as the Kilgour, and weighed 51 ½ ounces.

As a part of the option agreement, the Company will issue staged payments totalling 400,000 shares.

The Company has completed a structural compilation of the district and potentially major fault zones are being examined through detailed soil geochemistry, reconnaissance geophysics and basal till sampling. Besides the presence of singularly large nuggets in a restricted area derived from obviously rich and not yet found lodes identified there is evidence of widespread silicification and anomalous gold mineralization across substantial widths. One drill hole, for example, assayed from collar to the bottom of the hole returned an average of 300 ppb, across more than 60 metres. This raises the possibilities of large tonnages of low grade material, a type of target never previously sought in this historic gold district.

100% Owned McFaulds Fancamp Property, Ontario

On January 30, 2006, the Company granted an option to Probe Mines Limited whereby Probe Mines Limited may earn up to a 100% interest in 4 claims representing approximately 1,024 hectares, by incurring exploration expenditures of $100,000 over two years and issuing to Fancamp 200,000 common shares of Probe Mines Limited.

100% Owned Manicuagan Property, Quebec

The Company retains 17 claims adjoining the Lac Paradis nickel showing reported by Quinto Technologies Inc. Exploration on this showing is ongoing.

100% Owned Lac Mechant Property, Quebec

This is one of the major geochemical nickel "hotspots" on Quebec's North Shore and remains a significant exploration target. The Company is planning further exploration on this important grass roots nickel play.

100% Owned Lac de la Blache Titaniferous Magnetite Property, Quebec

This 1,566 hectare property, located 128 km northwest of Baie Comeau (discovered in 1952) was staked by the Company in April, 2004. Drilling has been carried out by various owners over the years and the deposit has been estimated to contain at least 79 million tons averaging 50% Fe and 20% TiO_2 (not 43/101 compliant). Metallurgical problems have prevented development to date, but the Company is optimistic that such problems can be overcome, and test work has begun on this material.

100% Owned Rupert Uranium Property, Quebec

This 8,100 hectare property is characterized by highly anomalous uranium values in lake bottom sediments. Little previous work is recorded apart from the reconnaissance follow up by SDBJ following the geochemical survey in the mid 1970's. The country rocks are characterized by abundant pegmatites, granites and greisses and numerous fault structures. Uranium values range from the hundreds to over a thousand ppm, in an environment where background is less than 10. The Company considers the area highly prospective for Rossing and Olympic Dam typè targets.

100% Owned St. George (Clarence Stream) Properties, SE New Brunswick

The Company continues to maintain its land position in the Clarence Stream gold camp of southeastern New Brunswick, the site of potentially economic gold discoveries by Freewest Resources Canada Inc. Some of these properties are held in 50/50 joint venture with Golden Hope Mines Ltd.

Other Properties

The Company continues to maintain the Manic III and B-40 nickel prospects, and has acquired by staking, a large number of grass roots uranium exploration properties in partnership with the Sheridan Platinum Group. These properties cover some 37,000 hectares or 93,000 acres. These properties are located in the James Bay area of Quebec, the North Shore between Baie Comeau and Manicuagan, and along the George River near the Labrador border northeast of Schafferville. Little, if any, previous work is recorded on these properties and they remain highly prospective for uranium resources. Sale or joint venture partnerships are being considered.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended April 30, 2006 and the preceding 7 quarters:

Three Months Ended	1st Quarter July 31, 2005	2nd Quarter October 31, 2005	3rd Quarter January 31, 2006	4th Quarter April 30, 2006
Operating Loss	$18,518	$33,113	$29,749	$120,838
Loss per Share	$0.001	$0.001	$0.001	$0.004
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.004

Three Months Ended	1st Quarter July 31, 2004	2nd Quarter October 31, 2004	3rd Quarter January 31, 2005	4th Quarter April 30, 2005
Operating Loss	$17,195	$36,236	$19,798	$87,440
Loss per Share	$0.001	$0.002	$0.001	$0.003
Fully Diluted Loss per Share	$0.001	$0.001	$0.001	$0.003

The operating expenses are higher in the 2nd Quarter of both 2005 and 2006 as this is the quarter that the Company incurs additional costs related to the filing of the audited annual financial statements and preparation and mailing of annual meeting materials to shareholders. During the 3rd Quarter of 2006, the Company incurred additional expenses for corporate travel in the Provinces of New Brunswick and Quebec for further development of the Company and its projects. The increase in the recorded losses for the 4th quarter of both 2004 and 2005 are the result of accounting for stock based compensation. Refer to Note 3 of the audited annual financial statements.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(See Schedule1 to Audited Financial Statements for 12 month schedule)

For the three months ended April 30, 2006

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2006 Net Costs For Period	2005 Net Costs For Period
Bearn					184
Beauce-Timrod	6,930	7,056	-2,520	11,466	
Benoist					-1
McFaulds	64,801	-10,441	-72,000	-17,640	
Forestville	-184			-184	
Gamache					138
La Colomb					-1
Lac La Blache		2,466	-2,876	-410	
Lemoine		1,100	-805	295	92
Mt. Reed/Mt. Wright	36,404	6,203	-16,210	26,397	
Indicator Lake					-1
Johan Beetz	-183	2,566	-7,096	-4,714	14,484
Manic 3		550	-1,165	-615	
Manicuagan			-6,587		
Mingan Longue Pointe		1,292	-110,673	-109,381	30,454
Mechant - Sept-Iles	-81,187	-60,348		-141,535	2,208
Rupert					9,788
St. George					558
Tilly Lake	-2,400	-1,020		-3,420	
Upsalquitch Forks		120		120	
Total	-24,181	-50,457	-219,932	-246,208	57,904
Cumulative Mineral Property Costs Deferred Beginning of Period				941,661	849,374
Cumulative Mineral Property Costs Deferred **End Of Period**				**$695,452**	**$907,278**

STATEMENT OF EXPLORATION EXPENDITURES

(See Schedule II to Audited Financial Statements for 12 month schedule)

For the three months ended April 30, 2006

	Travel and Camp Costs	Drilling	Engineering Consulting and Sundry	Prospecting Ground/Air Surveys	Total
100% Owned					
Lac La Blache	2,466				2,466
Lemoine			1,100		1,100
Manic 3			550		550
Upsalquitch Forks			120		120
50% Owned					
Mount Reed/Mount Wright			6,203		6,203
Johan Beetz			2,566		2,566
Options on Mineral Properties					
Beauce-Timrod			7,056		7,056
Mingan Longue Pointe			1,292		1,292
Total	0	0	21,353	0	**$2,353**

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing.

The Company had working capital of $140,692 as at April 30, 2006.

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Also see Note 9 "Contingencies" attached to the audited annual financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 7 to the audited annual financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group (see Note 4 – Mineral Properties Interests for further details).

SUBSEQUENT EVENTS

See Note 10 to the audited annual financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

No compensation expense is recognized when management incentive stock options are granted. The consideration received by the Company from employees and directors on the exercise of such options is credited to share capital. Fancamp has elected to prospectively recognize compensation expense for the estimated fair value of stock options granted to both employees and non-employees for the year ended April 30, 2006. A similar calculation and recognition will be made at the end of the current year, ending April 30, 2007.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the current quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION

TSX Venture Exchange:	**Trading Symbol: FNC**
Authorized Capital:	**50,000,000 common shares n.p.v.**
Shares Outstanding:	**23,792,981 common shares**
Fully Diluted Shares Outstanding:	**30,160,981 common shares**
Head Office:	7290 Gray Avenue, Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue, Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Pacific Corporate Trust Company 2nd Floor, 510 Burrard St., Vancouver, B.C., V6C 3B8
Auditor:	Vellmer & Chang 505-815 Hornby St., Vancouver, B. C., V6Z 2E6
Officers and Directors:	Peter H. Smith, PhD., P.Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

Dated: August 22, 2006